UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
4URSPACE LLC

Legal status of issuer

     Form
     LLC

     Jurisdiction of Incorporation/Organization
     Delaware

     Date of organization
     November 4, 2011

Physical address of issuer
108 Reade St, New York, NY 10013 USA

Website of issuer
https://4urspace.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Convertible Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000

Deadline to reach the target offering amount
January 29, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,862	$65,449
Cash & Cash Equivalents	$1,862	$65,449
Accounts Receivable	N/A	N/A
Short-term Debt	$42,413	$14,762
Long-term Debt	$194,263	$165,980
Revenues/Sales	$58,847	$71,234
Cost of Goods Sold	N/A	N/A
Taxes Paid	N/A	N/A
Net Income (Loss)	($134,388)	($86,436)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
November 13, 2020

4URSPACE LLC



Up to $1,000,000 of Convertible Notes

4URSPACE LLC ("4URSPACE", the "Company," "we," "us", or "our"), is offering up to $1,000,000 worth of Convertible Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by January 29, 2021. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $350,000 under the Combined Offerings (the "Closing Amount") by January 29, 2021, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by January 22, 2021 will be permitted to increase their subscription amount at any time on or before January 29, 2010 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after January 22, 2021. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to January 29, 2021, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to

future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2021.

Once posted, the annual report may be found on the Company's website at https://4urspace.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/4urspace

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

4URSPACE LLC ("the Company") is a Delaware limited liability company, formed on November 4, 2011.

The Company is located at 108 Reade St, New York, NY 10013 USA.

The Company's website is https://4urspace.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/4urspace and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Convertible Note	$1,000,000
Purchase price per Security	Determined in conjunction with a broker-dealer. Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	January 29, 2021
Use of proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on pages 11, 12, and 16.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway for approximately 8 months, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company does not hold regular board meetings. Although the Company is not legally required to conduct regular board meetings, holding these regular meetings can play a critical role in effective management and risk oversight. Regular board meetings can help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that the Company will hold regular board meetings in the future.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Limited Liability Company and Delaware does not legally require its LLCs to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company does not have employment contracts in place with its employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if an employee were to leave 4URSPACE, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

Not all of the founders or key employees are currently working full time for the Company. As a result, certain of the Company's employees, officers, directors or consultants may not devote all of their time to the business, and may from time to time serve as employees, officers, directors, and consultants of other companies. These other companies may have interests in conflict with the Company.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $134,388, an operating cash flow loss of $118,454 and an accumulated deficit of $173,913 as of December 31, 2019. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.
Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

On June 03, 2019, the Company entered a business loan agreement with Kabbage in the amount of $15,000. The loan has a fee of $3,150, bringing the total repayment amount to $18,150. The loan matures after 12 months and has an average monthly repayment in the amount of $1,512.5.

As of December 31, 2019, the outstanding balance of the loan is in the amount of $9,750, including accrued interest in the amount of $2,250. The entire loan balance including accrued interest has been classified as current.

On September 06, 2019, the Company entered a second business loan agreement with Kabbage in the amount of $10,000. The loan has a fee of $1,800, bringing the total repayment amount to $11,800. The loan matures after 12 months and has an average monthly repayment in the amount of $983.3.

As of December 31, 2019, the outstanding balance of the loan is in the amount of $7,950, including accrued interest in the amount of $450. The entire loan balance including accrued interest has been classified as current.

From August 9, 2016, through February 11, 2019, the company entered into five convertible notes agreements with several investors in the aggregate amount of $187,500. All five notes carry an interest rate of 6% per annum and all matures after 3 years from the date of issuance.

On February 11, 2019 the company entered into a convertible note agreement with a certain investor in the amount of $25,000. The note carries an interest rate of 6% per annum and matures 3 years after the date of issuance.

The outstanding principal and unpaid accrued interest of each Note shall be converted into Equity Securities issued in the Next Equity Financing at a price equal to eighty (80%) of the price paid per share for Equity Securities by the investors in the Next Equity Financing (the "Conversion Price"). The outstanding principal and unpaid accrued interest of each Note to be converted will also be subject to a maximum valuation cap set at $5,000,000 such that the conversion price will be the lesser of (i) eighty (80%) of the lowest price per share at which such Equity Securities are sold to investors or (ii) the price per share utilizing the maximum valuation cap. The number of Equity Shares to be issued upon such conversion shall be equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest on each Note, on the date of conversion, by the Conversion Price.

If the Next Equity Financing has not occurred on or before the Maturity Date, the outstanding principal and unpaid accrued interest of each Note, at the option of the Majority Note Holders, upon delivery of written notice to the

Company on or after the Maturity Date, may be paid in cash or converted into Common Stock at a price per share equal to the fair market value of the Common Stock at time of such conversion as determined by the Company's Board of Directors (the "Maturity Conversion Price"). The number of Common Stock to be issued upon conversion shall be equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest due on a Note to be converted, or portion thereof, on the date of conversion by the Maturity Conversion Price.

As of December 31, 2019, and December 31, 2018, the outstanding balance of these notes is in the amount of $194,263 and $165,980, including accrued interest in the amount of $6,763 and $3,480 respectively. The entire notes balance including accrued interests have been classified as non-current.

On August 13, 2020, the Company received a SBA Loan in the amount of $29,000 with an interest rate of 3.75% per annum. The installment payments, including principal and interest, of $142 monthly will begin 12 months from the date of the promissory note. The balance of principal and interest will be payable 30 years from the date of the promissory Note.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company has not filed a Form D for its prior offering. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

You may be subject to a different valuation cap from other investors in this Offering. The Company has an evaluated valuation cap of $5,000,000. However, investors that invest earlier in the Offering may be rewarded with a lower valuation cap. Investors that have their subscription received no later than December 4, 2020 will be issued Tier 1 Notes, which have a valuation cap of $4,000,000. Investors that have their subscription received after December 4, 2020 but no later than December 18, 2020 will be issued Tier 2 Notes, which have a valuation cap of $4,500,000. Investors that have their subscription received after December 18, 2020 will be issued Tier 3 Notes, which have the evaluated valuation cap of $5,000,000. Investors that invest earlier in the Offering are rewarded with a lower valuation cap, and their notes may therefore convert at a lower price. Investments made by SI Selections Fund I, L.P. and through the SeedInvest Auto Invest program will always be deemed Tier 1 Notes, regardless of the date the subscription was received. Other than the differences in the valuation cap described herein, there are no other differences between Tier 1 Notes, Tier 2 Notes, and Tier 3 Notes.

Risks Related to the Securities

The Convertible Notes will not be freely tradable until one year from the initial purchase date. Although the Convertible Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Convertible Notes. Because the Convertible Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Convertible Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Convertible Notes may also adversely affect the price that you might be able to obtain for the Convertible Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Convertible Notes reach their maturity date, investors (by a decision of the Convertible Note holders holding a majority of the principal amount of the outstanding Convertible Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Convertible Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $5,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $5,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. The investor will have up to twelve (12) months to accept the conversion (which acceptance date will be provided to the Company in writing), after which time the Crowd Note will automatically be converted to Conversion Shares. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $5,000,000 valuation cap, so you should not view the $5,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Convertible Note. The Convertible Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Convertible Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

BUSINESS

Description of the Business

4URSPACE is a SaaS platform that helps organize the $500 billion in annual spend on tenant build-outs and renovations.

Business Plan

4URSPACE is a Marketplace and Collaboration App that enables teams building out commercial spaces to communicate and collaborate across multiple projects in real time.

4URSPACE was born out of the belief that there is a fundamentally better way for clients, vendors, and professionals to collaborate when building or renovating commercial spaces, rather than the current inefficient and disorganized process.

Currently, each team exchanges approximately 100,000 messages, files, photos, and tasks that are stored across various platforms, creating a frustrating and disorganized process. Also, frequent site visits and travel creates delays and additional costs that add up quickly.

Our Marketplace solution quickly connects clients with vendors, for all of their projects, globally. This drastically reduces the time needed to find and connect with partners for each project.

4URSPACE Co-Founder & CEO, Stefano Sanchini, has spent more than 20 years in retail development and has a deep understanding of the current inefficiencies and how much this sector needs to be improved.

Our proprietary technology also allows us to provide customized solutions for clients to ensure the best outcomes for their teams and projects

Litigation

None

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.36% of the proceeds, or $36,250, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.50% of the proceeds, or $85,000, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Customer Acquisition	50%	50%	40%
Product Development	40%	40%	40%
Operating Expenses	10%	10%	10%
New Market Expansion	-	-	10%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Stefano Sanchini	Chief Executive Officer	Responsible for leading 4URSPACE's day-to-day operations, business development, client relationships, growth and revenue strategy.
Ori Klein	Chief Technical Officer	Responsible for leading 4URSPACE's leading development team, managing the company technology infrastructure and R&D of new products and enhancements.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	AntiDilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Membership Units	100,000	YES	N/A	N/A	100%	N/A

The Company has the following debt outstanding:

On June 03, 2019, the Company entered a business loan agreement with Kabbage in the amount of $15,000. The loan has a fee of $3,150, bringing the total repayment amount to $18,150. The loan matures after 12 months and has an average monthly repayment in the amount of $1,512.5.

As of December 31, 2019, the outstanding balance of the loan is in the amount of $9,750, including accrued interest in the amount of $2,250. The entire loan balance including accrued interest has been classified as current.

On September 06, 2019, the Company entered a second business loan agreement with Kabbage in the amount of $10,000. The loan has a fee of $1,800, bringing the total repayment amount to $11,800. The loan matures after 12 months and has an average monthly repayment in the amount of $983.3.

As of December 31, 2019, the outstanding balance of the loan is in the amount of $7,950, including accrued interest in the amount of $450. The entire loan balance including accrued interest has been classified as current.

From August 9, 2016, through February 11, 2019, the company entered into five convertible notes agreements with several investors in the aggregate amount of $187,500. All five notes carry an interest rate of 6% per annum and all matures after 3 years from the date of issuance.

On February 11, 2019 the company entered into a convertible note agreement with a certain investor in the amount of $25,000. The note carries an interest rate of 6% per annum and matures 3 years after the date of issuance.

The outstanding principal and unpaid accrued interest of each Note shall be converted into Equity Securities issued in the Next Equity Financing at a price equal to eighty (80%) of the price paid per share for Equity Securities by the investors in the Next Equity Financing (the "Conversion Price"). The outstanding principal and unpaid accrued interest of each Note to be converted will also be subject to a maximum valuation cap set at $5,000,000 such that the conversion price will be the lesser of (i) eighty (80%) of the lowest price per share at which such Equity Securities are sold to investors or (ii) the price per share utilizing the maximum valuation cap. The number of Equity Shares to be issued upon such conversion shall be equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest on each Note, on the date of conversion, by the Conversion Price.

If the Next Equity Financing has not occurred on or before the Maturity Date, the outstanding principal and unpaid accrued interest of each Note, at the option of the Majority Note Holders, upon delivery of written notice to the Company on or after the Maturity Date, may be paid in cash or converted into Common Stock at a price per share equal to the fair market value of the Common Stock at time of such conversion as determined by the Company's Board of Directors (the "Maturity Conversion Price"). The number of Common Stock to be issued upon conversion shall be equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest due on a Note to be converted, or portion thereof, on the date of conversion by the Maturity Conversion Price.

As of December 31, 2019 and December 31, 2018, the outstanding balance of these notes is in the amount of $194,263 and $165,980, including accrued interest in the amount of $6,763 and $3,480 respectively. The entire notes balance including accrued interests have been classified as non-current.

On August 13, 2020, the Company received an SBA Loan in the amount of $29,000 with an interest rate of 3.75% per annum. The installment payments, including principal and interest, of $142 monthly will begin 12 months from the date of the promissory note. The balance of principal and interest will be payable 30 years from the date of the promissory Note.

Ownership
A majority of the Company is owned by one individual. That individual is Stefano Sanchini.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting membership units, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Stefano Sanchini	100,000 Membership Units	73.2%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

4URSPACE, LLC was formed on November 4, 2011 in Delaware. The financial statements of 4URSPACE, LLC, (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in New York, New York.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $46,112.09 in cash on hand as of October 30, 2020, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	December 2019	4(a)(b)	Convertible Note	$217,000	Working Capital

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Convertible Notes.

The Convertible Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $2,000,000). The Investor will have up to twelve (12) months to accept the conversion (which acceptance date will be provided to the Company in writing), after which time the Crowd Note will automatically be converted to Conversion Shares. Interest will cease to accrue to the Investor upon the Qualified Equity Financing.
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Convertible Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $5,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Convertible Notes plus accrued unpaid interest, or the amount of stock the Convertible Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $5,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Convertible Notes accrue an annual interest rate of 6%, compounded quarterly.

The securities into which the Convertible Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $350,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto-Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Convertible Notes in the Regulation D offering convert under similar terms to the Convertible Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Convertible Note. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution
Even once the Convertible Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Stefano Sanchini
(Signature)

Stefano Sanchini
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Stefano Sanchini
(Signature)

Stefano Sanchini
(Name)

Chief Executive Officer
(Title)

November 13, 2020
(Date)

/s/ Ori Klein
(Signature)

Ori Klein
(Name)

Chief Technical Officer
(Title)

November 13, 2020
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

4URSPACE LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
4URSPACE, LLC
New York, New York

We have reviewed the accompanying financial statements of 4URSPACE, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 2, 2020
Los Angeles, California

4URSPACE, LLC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	1,862	$	65,449
Accounts receivable—net		-		-
Total current assets		1,862		65,449
Total assets	$	1,862	$	65,449
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Credit Card	$	24,714	$	14,762
Loan Payable		17,700		-
Total current liabilities		42,413		14,762
Convertible Notes		194,263		165,980
Total liabilities		236,676		180,741
MEMBERS' EQUITY				
Members Equity		(60,902)		(75,768)
Retained earnings/(Accumulated Deficit)		(173,913)		(39,524)
Members' equity		(234,814)		(115,292)
Total liabilities and members' equity	$	1,862	$	65,449

See accompanying notes to financial statements.

4URSPACE, LLC.
STATEMENTS OF OPERATIONS
 (UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
Net revenue	$	58,847	$	71,234
Operating expenses				
General and administrative		181,947		121,073
Research and development		-		-
Sales and marketing		11,289		36,596
Total operating expenses		193,236		157,669
Operating income/(loss)		(134,388)		(86,436)
Interest expense		-		-
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		(134,388)		(86,436)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	**(134,388)**	$	**(86,436)**

See accompanying notes to financial statements.

4URSPACE, LLC.
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
 (UNAUDITED)

(in thousands, $US)	Total Members' Equity
Balance—December 31, 2017	$ (27,239)
Contribution	28,835
Distribution	(30,453)
Net income/(loss)	(86,436)
Balance—December 31, 2018	$ (115,292)
Contribution	44,634
Distribution	(29,768)
Net income/(loss)	(134,388)
Balance—December 31, 2019	$ (234,814)

See accompanying notes to financial statements.

4URSPACE, LLC.
STATEMENTS OF CASH FLOWS
 (UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(134,388)	$	(86,436)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Bad debt expense		-		380
Accrued Intrest		5,983		2,077
Changes in operating assets and liabilities:				
Accounts receivable—net		-		13,108
Credit Card		9,952		9,406
Net cash provided/(used) by operating activities		**(118,454)**		**(61,465)**
CASH FLOW FROM FINANCING ACTIVITIES				
Loan Payable - Borrowings		25,000		-
Loan Payable - Repayments		(10,000)		-
Convertible Notes Borrowing		25,000		112,418
Contribution		44,634		28,835
Distribution		(29,768)		(30,453)
Net cash provided/(used) by financing activities		**54,866**		**110,800**
Change in cash		(63,588)		49,336
Cash—beginning of year		65,449		16,114
Cash—end of year	$	**1,862**	$	**65,449**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

4URSPACE, LLC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1. SUMMARY

4URSPACE, LLC was formed on November 4, 2011 in Delaware. The financial statements of 4URSPACE, LLC, (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in the New York, New York.

4URSPACE is a technology platform focused on improving efficiencies and collaboration between Owners, Project Managers, and Vendors during the entire build-out phase. We bring together people, processes, and technology that help tenants move efficiently through the build-out process. 4URSPACE gives you control of your projects, including tracking status, monitoring activities, communicating with members, accessing/sharing files, and networking with professionals in the Marketplace community.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, and December 31,2018, the Company determined that no reserve was necessary.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2019 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Revenue Recognition

The Company will recognize revenues from the sale of its services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

4URSPACE is a B2b SaaS company that sells free and paid subscriptions for the marketplace and paid subscription for the Project Collaboration App. Sales activities are performed via social media, phone calls, newsletters, in person meeting, virtual demos.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 2, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

4URSPACE, LLC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

3. DEBT

Kabbage Loan

On June 03, 2019, the Company entered a business loan agreement with Kabbage in the amount of $15,000. The loan has a fee of $3,150, bringing the total repayment amount to $18,150. The loan matures after 12 months and has an average monthly repayment in the amount of $1,512.5.

As of December 31, 2019, the outstanding balance of the loan is in the amount of $9,750, including accrued interest in the amount of $2,250. The entire loan balance including accrued interest has been classified as current.

On September 06, 2019, the Company entered a second business loan agreement with Kabbage in the amount of $10,000. The loan has a fee of $1,800, bringing the total repayment amount to $11,800. The loan matures after 12 months and has an average monthly repayment in the amount of $983.3.

As of December 31, 2019, the outstanding balance of the loan is in the amount of $7,950, including accrued interest in the amount of $450. The entire loan balance including accrued interest has been classified as current.

CONVERTIBLE NOTES

From August 9, 2016, through February 11, 2019, the company entered into five convertible notes agreements with several investors in the aggregate amount of $187,500. All five notes carry an interest rate of 6% per annum and all matures after 3 years from the date of issuance.

On February 11, 2019 the company entered into a convertible note agreement with a certain investor in the amount of $25,000. The note carries an interest rate of 6% per annum and matures 3 years after the date of issuance.

The outstanding principal and unpaid accrued interest of each Note shall be converted into Equity Securities issued in the Next Equity Financing at a price equal to eighty (80%) of the price paid per share for Equity Securities by the investors in the Next Equity Financing (the "Conversion Price"). The outstanding principal and unpaid accrued interest of each Note to be converted will also be subject to a maximum valuation cap set at $5,000,000 such that the conversion price will be the lesser of (i) eighty (80%) of the lowest price per share at which such Equity Securities are sold to investors or (ii) the price per share utilizing the maximum valuation cap. The number of Equity Shares to be issued upon such conversion shall be equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest on each Note, on the date of conversion, by the Conversion Price.

If the Next Equity Financing has not occurred on or before the Maturity Date, the outstanding principal and unpaid accrued interest of each Note, at the option of the Majority Note Holders, upon delivery of written notice to the Company on or after the Maturity Date, may be paid in cash or converted into Common Stock at a price per share equal to the fair market value of the Common Stock at time of such conversion as determined by the Company's Board of Directors (the "Maturity Conversion Price"). The number of Common Stock to be issued upon conversion shall be equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest due on a Note to be converted, or portion thereof, on the date of conversion by the Maturity Conversion Price.

As of December 31, 2019 and December 31, 2018, the outstanding balance of these notes is in the amount of $194,263 and $165,980, including accrued interest in the amount of $6,763 and $3,480 respectively. The entire notes balance including accrued interests have been classified as non-current.

4. RELATED PARTY

There are no related party transactions.

5. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

6. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

Members' Name	Ownership
Stefano Sanchini	76%
Others	24%

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 2, 2020, the date the financial statements were available to be issued.

Convertible Note

On June 1, 2020 the Company entered into a convertible note agreement with a certain investor in the amount of $70,000. The note carries an interest rate of 6% per annum and matures 3 years after the date of issuance.

The outstanding principal and unpaid accrued interest of each Note shall be converted into Equity Securities issued in the Next Equity Financing at a price equal to eighty (80%) of the price paid per share for Equity Securities by the investors in the Next Equity Financing (the "Conversion Price"). The outstanding principal and unpaid accrued interest of each Note to be converted will also be subject to a maximum valuation cap set at $5,000,000 such that the conversion price will be the lesser of (i) eighty (80%) of the lowest price per share at which such Equity Securities are sold to investors or (ii) the price per share utilizing the maximum valuation cap. The number of Equity Shares to be issued upon such conversion shall be equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest on each Note, on the date of conversion, by the Conversion Price.

If the Next Equity Financing has not occurred on or before the Maturity Date, the outstanding principal and unpaid accrued interest of each Note, at the option of the Majority Note Holders, upon delivery of written notice to the Company on or after the Maturity Date, may be paid in cash or converted into Common Stock at a price per share equal to the fair market value of the Common Stock at time of such conversion as determined by the Company's Board of Directors (the "Maturity Conversion Price"). The number of Common Stock to be issued upon conversion shall be equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest due on a Note to be converted, or portion thereof, on the date of conversion by the Maturity Conversion Price.

SBA Loan

On August 13, 2020, the Company received an SBA Loan in the amount of $29,000 with an interest rate of 3.75% per annum. The installment payments, including principal and interest, of $142 monthly will begin 12 months from the date of the promissory note. The balance of principal and interest will be payable 30 years from the date of the promissory Note.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $134,388, an operating cash flow loss of $118,454 and an accumulated deficit of $173,913 as of December 31, 2019. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

4URSPACE, LLC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C
PDF of SI Website


4URSPACE
Schedule a demo
About us
Contact
Blog
Pricing
Jobs
Sign in
Join for free
Collaboration & Marketplace App to organize tenant space build-outs
Contractor
Download on the App Store
GET IT ON Google Play

4URSPACE

Collaboration & Marketplace App to organize tenant space build-outs and renovations

Edit Profile

Follow

$1,000	$5,000,000	Crowd Note
Minimum	Valuation cap	Security Type

INVEST IN 4URSPACE

Time Left **70d : 10h : 29m**

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Project Management | Construction | Marketplaces | New York

Website: https://4urspace.com/

Share:

4URSPACE is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

- Highlights
- Overview
- The Team
- Term Sheet
- Investor Perks
- Prior Rounds
- Market Landscape
- Risks & Disclosures
- Data Room
- 0 comments
- FAQs About Investing
- Contact SeedInvest

Company Highlights

- Current users include Swarovski and the LVMH group (with brands such as Dior, Fendi, and Guerlain), where the company is in discussions to convert these users into paying, premium customers
- 4URSPACE has 6,000+ registered national and international users and 20,000+ projects created on their platform
- Leadership team has decades of experience in real estate and technology and has new hire for SVP Marketing and Business
- 4URSPACE app enables collaboration with group video calling and live streaming as well as a marketplace of professionals for construction and renovation projects

Fundraise Highlights

- Total Round Size: US $1,000,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note (SWIFT)
- Target Minimum Raise Amount: US $350,000
- Offering Type: Side by Side Offering

Tiered Valuation Cap

- Valuation Cap: US $4,000,000 before Dec 5, 2020
- Valuation Cap Schedule: See Full Schedule

4URSPACE IS A SAAS PLATFORM THAT HELPS ORGANIZE THE $500 BILLION IN ANNUAL SPEND ON TENANT BUILD-OUTS + RENOVATIONS

4URSPACE is a Marketplace and Collaboration App that enables teams building out commercial spaces to communicate and collaborate across multiple projects in real time.

4URSPACE was born out of the belief that there is a fundamentally better way for clients, vendors, and professionals to collaborate when building or renovating commercial spaces, rather than the current inefficient and disorganized process.

Currently, each team exchanges approximately 100,000 messages, files, photos, and tasks that are stored across various platforms, creating a frustrating and disorganized process. Also, frequent site visits and travel creates delays and additional costs that add up quickly.

Our Marketplace solution quickly connects clients with vendors, for all of their projects, globally. This drastically reduces the time needed to find and connect with partners for each project.

4URSPACE Co-Founder & CEO, Stefano Sanchini, has spent more than 20 years in retail development and has a deep understanding of the current inefficiencies and how much this sector needs to be improved.

Our proprietary technology also allows us to provide customized solutions for clients to ensure the best outcomes for their teams and projects

Pitch Deck


4URSPACE
Collaboration + Marketplace App
for tenant space build-outs + renovations
THE APP AIMED TO HELP ORGANIZE THE $500 BILLION IN ANNUAL SPEND ON TENANT BUILD-OUTS + RENOVATIONS

DOWNLOAD

Gallery


Projects
Tasks
Messaging
Files
Community
Pictures

Media Mentions



02:31

The Team

Founders and Officers



Stefano Sanchini
CEO

20+ years in Real Estate, Project Management and Construction. Worked as Director of Store Planning for MaxMara and Prada.



Ori Klein
CTO

25+ years experience as technology officer for various startups and corporations in the real estate industry like Ollie (Co-Living) and Buyside (RE Marketplace).

Key Team Members

 **Matteo Sessa Vitali**　　　　 **Sundeep Nerlakanti**　　　　 **Sherwin Krug**

Notable Advisors & Investors

 **Marcy Shider**　　　　 **Raj Bhandari**

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,000,000
Minimum investment:	US $1,000
Target Minimum:	US $350,000

Key Terms

Security Type:	Tiered Crowd Note (SWIFT)
Conversion discount:	20.0%
Valuation Cap:	US $4,000,000 no later than Dec 4, 2020
	US $4,500,000 no later than Dec 18, 2020
	US $5,000,000 Final
Interest rate:	6.0%
Note term:	24 months

Additional Terms

Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While 4URSPACE has set an overall target minimum of US $350,000 for the round, 4URSPACE must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to 4URSPACE's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised   If Maximum Amount Is Raised



● Customer Acquisition   ● Product Development   ● Customer Acquisition   ● Product Development

● Operating Expenses   ● New Market Expansion   ● Operating Expenses

Investor Perks

Invest $1,000 to $4,999
- 4URSPACE t-shirt

Invest $5,000 to $9,999
1. 4URSPACE t-shirt
2 A tray of Italian lasagna prepared by Stefano

Invest $10,000 to $19,999
1. 4URSPACE t-shirt
2. A tray of Italian lasagna prepared by Stefano
3. Introduction to top General Contractors or Architects for any personal or business renovations including a free valuation of the work

Invest $20,000 to $49,999
1. 4URSPACE t-shirt
2. A tray of Italian lasagna prepared by Stefano
3. Introduction to top General Contractors or Architects for any personal or business renovations including a free valuation of the work
4. Choose between:
- A day of surfing with Ori
- Your caricature or personalized cartoon, drawn by Matteo aka @fashioncartoonist, 4URSPACE's resident cartoonist
- Beekeeping experience with Stefano including your own personalized bee suit

Invest $50.000 to $99,999
1. 4URSPACE t-shirt
2. A tray of Italian lasagna prepared by Stefano
3. Introduction to top General Contractors or Architects for any personal or business renovations including a free valuation of the work
4. Choose between:
- A day of surfing with Ori
- Your caricature or personalized cartoon, drawn by Matteo aka @fashioncartoonist, 4URSPACE's resident cartoonist
- Beekeeping experience with Stefano including your own personalized bee suit
5. Personal shopping experience with a luxury brand currently in the 4URSPACE network
6. Quarterly update call with members of 4URSPACE's executive team

Invest $100,000+

1. 4URSPACE t-shirt
2. A tray of Italian lasagna prepared by Stefano
3. Introduction to top General Contractors or Architects for any personal or business renovations including a free valuation of the work
4. Choose between:
- A day of surfing with Ori
- Your caricature or personalized cartoon, drawn by Matteo aka @fashioncartoonist, 4URSPACE's resident cartoonist
- Beekeeping experience with Stefano including your own personalized bee suit
5. Personal shopping experience with a luxury brand currently in the 4URSPACE network
6. Dedicated quarterly update call with members of 4URSPACE's executive team
7. Invitation to become a 4URSPACE Advisor which will include your name on our site

8. A personalized dinner experience prepared directly by the Executive team. Stefano, Ori, and Matteo have been renowned chefs for many years. The dinner will be an exclusive culinary experience only a few have experienced.

9. One week in Venice, Italy, in a sophisticated apartment boasting opulent furnishings, terrazzo floors, and vibrant pops of color throughout. https://bit.ly/3p60oOi

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of 4URSPACE's prior rounds by year.



$5000000

Seed (Convertible)   Current Seed (Crowd)

This chart does not represent guarantees of future valuation growth and/or declines.

Seed	
Round Size	US $217,000
Closed Date	Dec 19, 2019
Security Type	Convertible Note

Market Landscape

Currently, $500 billion is spent every year on tenant build-outs and renovation between Retail, Hospitality, Hotel, and Office projects.

1M build-outs and renovations are completed each year involving more than 2.5M vendors and professionals.

COVID-19 has highlighted the benefits more starkly for our targeted users. Collaboration tools are even more important in the current times as there is now an even greater need for online collaboration, remote monitoring of a space buildout, and finding vendors without first meeting them in person.

Tenant fit-outs in stores, offices, etc. are here to stay regardless of market conditions. In downturns, some downsize to newer formats, and other formats step in.

What is defensible about our product?

- The product is uniquely focused on tenants' build-outs and has minimal competition.

- The App is intuitive and provides for easy adoption and implementation with no training required.

- The App offers tailored and customized solutions.

- The low cost falls within discretionary spend in user budgets.

- The sheer number of users/projects listings makes it the number one go-to source for vendors and brands.

- The combination of the Marketplace and Collaboration App makes it unique and sticky.

- Our product has already been proven by adaption from global brands, some of the most demanding clients.

Our current customers are:

- Store development personnel for brands large and small as well as Architect and Construction teams involved with the construction of retail, office, and hospitality space.

- Architects, General Contractors, and other Vendors and Suppliers looking to maintain or expand their business.

Risks and Disclosures

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway for approximately 8 months, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company does not hold regular board meetings. Although the Company is not legally required to conduct regular board meetings, holding these regular meetings can play a critical role in effective management and risk oversight. Regular board meetings can help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that the Company will hold regular board meetings in the future.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Limited Liability Company and Delaware does not legally require its LLCs to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company does not have employment contracts in place with its employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if an employee were to leave 4URSPACE, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

Not all of the founders or key employees are currently working full time for the Company. As a result, certain of the Company's employees, officers, directors or consultants may not devote all of their time to the business, and may from time to time serve as employees, officers, directors, and consultants of other companies. These other companies may have interests in conflict with the Company.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $134,388, an operating cash flow loss of $118,454 and an accumulated deficit of $173,913 as of December 31, 2019. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

On June 03, 2019, the Company entered a business loan agreement with Kabbage in the amount of $15,000. The loan has a fee of $3,150, bringing the total repayment amount to $18,150. The loan matures after 12 months and has an average monthly repayment in the amount of $1,512.5.

As of December 31, 2019, the outstanding balance of the loan is in the amount of $9,750, including accrued interest in the amount of $2,250. The entire loan balance including accrued interest has been classified as current.

On September 06, 2019, the Company entered a second business loan agreement with Kabbage in the amount of $10,000. The loan has a fee of $1,800, bringing the total repayment amount to $11,800. The loan matures after 12 months and has an average monthly repayment in the amount of $983.3.

As of December 31, 2019, the outstanding balance of the loan is in the amount of $7,950, including accrued interest in the amount of $450. The entire loan balance including accrued interest has been classified as current.

From August 9, 2016, through February 11, 2019, the company entered into five convertible notes agreements with several investors in the aggregate amount of $187,500. All five notes carry an interest rate of 6% per annum and all matures after 3 years from the date of issuance.

On February 11, 2019 the company entered into a convertible note agreement with a certain investor in the amount of $25,000. The note carries an interest rate of 6% per annum and matures 3 years after the date of issuance.

The outstanding principal and unpaid accrued interest of each Note shall be converted into Equity Securities issued in the Next Equity Financing at a price equal to eighty (80%) of the price paid per share for Equity Securities by the investors in the Next Equity Financing (the "Conversion Price"). The outstanding principal and unpaid accrued interest of each Note to be converted will also be subject to a maximum valuation cap set at $5,000,000 such that the conversion price will be the lesser of (i) eighty (80%) of the lowest price per share at which such Equity Securities are sold to investors or (ii) the price per share utilizing the maximum valuation cap. The number of Equity Shares to be issued upon such conversion shall be equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest on each Note, on the date of conversion, by the Conversion Price.

If the Next Equity Financing has not occurred on or before the Maturity Date, the outstanding principal and unpaid accrued interest of each Note, at the option of the Majority Note Holders, upon delivery of written notice to the Company on or after the Maturity Date, may be paid in cash or converted into Common Stock at a price per share equal to the fair market value of the Common Stock at time of such conversion as determined by the Company's Board of Directors (the "Maturity Conversion Price"). The number of Common Stock to be issued upon conversion shall be equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest due on a Note to be converted, or portion thereof, on the date of conversion by the Maturity Conversion Price.

As of December 31, 2019 and December 31, 2018, the outstanding balance of these notes is in the amount of $194,263 and $165,980, including accrued interest in the amount of $6,763 and $3,480 respectively. The entire notes balance including accrued interests have been classified as non-current.

On August 13, 2020, the Company received a SBA Loan in the amount of $29,000 with an interest rate of 3.75% per annum. The installment payments, including principal and interest, of $142 monthly will begin 12 months from the date of the promissory note. The balance of principal and interest will be payable 30 years from the date of the promissory Note.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company has not filed a Form D for its prior offering. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

You may be subject to a different valuation cap from other investors in this Offering. The Company has an evaluated valuation cap of $5,000,000. However, investors that invest earlier in the Offering may be rewarded with a lower valuation cap. Investors that have their subscription received no later than December 4, 2020 will be issued Tier 1 Notes, which have a valuation cap of $4,000,000. Investors that have their subscription received after December 4, 2020 but no later than December 18, 2020 will be issued Tier 2 Notes, which have a valuation cap of $4,500,000. Investors that have their subscription received after December 18, 2020 will be issued Tier 3 Notes, which have the evaluated valuation cap of $5,000,000. Investors that invest earlier in the Offering are rewarded with a lower valuation cap, and their notes may therefore convert at a lower price. Investments made by SI Selections Fund I, L.P. and through the SeedInvest Auto Invest program will always be deemed Tier 1 Notes, regardless of the date the subscription was received. Other than the differences in the valuation cap described herein, there are no other differences between Tier 1 Notes, Tier 2 Notes, and Tier 3 Notes.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

NAME	LAST MODIFIED	TYPE
⟩ 🗀 Financials (2 files)	Oct 6, 2020	Folder
⟩ 🗀 Fundraising Round (1 file)	Oct 6, 2020	Folder
⟩ 🗀 Investor Agreements (1 file)	Oct 6, 2020	Folder
⟩ 🗀 Miscellaneous (4 files)	Oct 6, 2020	Folder

Join the Conversation

Be the first to post a comment or question about 4URSPACE.

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

Say something here...   POST

Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in 4URSPACE

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by 4URSPACE. Once 4URSPACE accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to 4URSPACE in exchange for your securities. At that point, you will be a proud owner in 4URSPACE.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, 4URSPACE has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now 4URSPACE does not plan to list these securities on a national exchange or another secondary market. At some point 4URSPACE may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when 4URSPACE either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is 4URSPACE's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the 4URSPACE's Form C. The Form C includes important details about 4URSPACE's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck



4URSPACE

Collaboration + Marketplace App

for tenant space build-outs + renovations

THE APP AIMED TO HELP ORGANIZE THE $500 BILLION IN ANNUAL SPEND ON TENANT BUILD-OUTS + RENOVATIONS

DISCLAIMER

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry.

These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially.

Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

2

4URSPACE

Current multi-platform system is inefficient + disorganized

Typical tenant build-out

40 members - 2,500ft² - $500,000 - 8 months



Build-out teams can exchange ≈ 100,000 messages, files, photos, tasks that are stored across various platforms creating a frustrating and disorganized process

Frequent site visits and travel creates delays + costs



Project Managers, Architects, Consultants may visit each job site 3 to 5 times

4URSPACE

A Proprietary SaaS Collaboration App that enables teams to communicate and collaborate across all projects

Provides customized solutions for individual clients to ensure the best outcomes for teams and projects

1. Upload, access, share files and photos


09:41
Files
Swarovski Miami
FOLDERS
Budget
Last modified 05 Jan 2020
Proposals
Last modified 05 Jan 2020
Construction set
Last modified 05 Jan 2020
Design
Last modified 05 Jan 2020
FILES
Permit Set
2.87 MB Last modified 05 Jan 2020
PICTURES
05 FEB 2020

2. Communicate with team members


09:41
New Conversation
PROJECT MEMBERS
Send to All
Mario Ciuffarin
Architecture & Design at Mario Ciuffarin Architect
Francesco Baiera
Head of Retail Design at Ralph&Russo Ltd
Jon Relay
Project Manager at Michilli Inc
Laura Squarzoni
Technical Retail Designer at Ralph & Russo
Fabio Vettorato
General Contractor & Millwork Company at NIVA SRL

3. Assign and monitor tasks


12:25
Tasks
Swarovski Miami
TODAY
Kick-Off Meeting
Assigned to You
Due 15 Apr 2020
UPCOMING
First Layout Proposal
Assigned to Steve Sankini
Due 14 May 2020
Layout Final Approval
Assigned to Steve Sankini
Due 21 May 2020
Construction Drawings
Assigned to You
Due 18 Jun 2020
LL Detail Design Submission and Approval
Assigned to You
START TASK
Start 19 Jun 2020
Due 28 Jun 2020
GC Tender
Assigned to You
START TASK
Start 19 Jun 2020
Due 02 Jul 2020

4. Group Voice and Video Calling



5. Live Access to Job Sites



4URSPACE

A Marketplace ecosystem that connects clients with vendors, globally


Marketplace
Country, state, city, brand, vendor or peo...
FEATURED
L'ELITE GROUP S.R.L.
Millwork Production & Installation
171 projects
SCHIMENTI CONSTRUCTION COMPANY
General Contractor
131 projects
Zordan s.r.l. sb / Woodways by Zordan USA
Millwork Production & Installation
137 projects
Trinity Heritage Construction
General Contractor
86 projects
KRITON Electronics Inc
Audio & Video Systems
143 projects
FEATURED
Dashboard
My Projects
Marketplace
Messages

500+ Marketplace Categories to search for

Architecture & Design	Permit Expediting	Lighting Supplier
General Contractor	Structural Engineering	Signs & Graphics Supply
Glass & Store Front	Design & Build	Stone & Marble Supply
Millwork Production & Installation	Audio & Video Systems	Flooring Supplier
Mirror & Glass	MEP Engineering	Custom Displays
HVAC-Mechanical Systems	Civil Engineering	Ceramic & Flooring
Security Systems	Cleaning Services	Acoustical Doors

PLUS MORE

5

Improve collaboration across the entire process

Communicate in group or one-to-one

- Simple communication interface
- Easy to attach and access files, photos, tasks by all

Customized tasks and milestone forms

- Clear visibility of critical milestones
- Notifications when tasks are completed or late

Custom folders by space types and brands

- Budget, permits, drawings, reports

Accountability

- All communication is saved
- Data access by authorized members

Access Marketplace

- Easy to connect with vendors and professionals

Virtual Access, Reduced Travel

- Live access of every job-site
- Group Voice and Video Calling


4URSPACE
Details
Tasks
Conversations
Schedule
Files
Pictures
Live Site
FIND OUT WHO'S WORKING NEARBY
Dashboard
My Projects
Vendors
Messages

Bring whole team in the project, any time, all the time



In the last 18 months we have been focusing on enterprise users for the Collaboration App

$5,500
$5,000
$4,500
$4,000
$3,500
$3,000
$2,000
$1,000

January 2018 June 2018 November 2018 April 2019 September 2019 February 2020 July 2020

■ Revenue

4URSPACE Expanded Internationally
Focusing on EMEA markets



Launched Collaboration App
Pivoted focus and resources toward the Collaboration App



First Enterprise User*
Global teams and projects

SWAROVSKI

New Redesigned Website
Improving UI/UX



Second Enterprise User*
Several brands signed up

LVMH

Matteo Joined 4URSPACE
SVP Marketing and Business Development



Marketplace members using Collaboration App
Currently managing projects in the USA



*Brands listed are currently freemium users. MSA agreements are in review with the aim to convert into paying clients in 2021.

7

4URSPACE

MARKETPLACE ADOPTION



6,600+ Users
Individuals and Companies

20,900+ Projects
Showcased on our Marketplace

(*) as of November 10th 2020

*Brands listed are not currently paying clients, but are active users that we are in active discussions with to convert into paying clients.

	USERS* # OF STORES	APP ADAPTION STORES USING APP	18 MONTH COMMITMENTS
LVMH	4,910	10	500
SWAROVSKI	3,000	30	300
MaxMara	2,500	5	200
CALZEDONIA	2,000	5	150
BRUNELLO CUCINELLI	94	3	10
Venchi 1878	88	1	5

TOTAL PROJECTED COMMITMENTS IN PLACE = $600,000

Projected Commitments means estimated projects to use 4URSPACE. $600,000 = $50/month x 10 month project on App x 1,200 projected projects

8

PROPRIETARY AND CONFIDENTIAL

EXISTING APP AND MARKETPLACE USERS

4URSPACE


AMERICAS
6,200 USERS
20,000 PROJECTS
EUROPE
300 USERS
850 PROJECTS
ASIA/MIDDLE EAST
100 USERS
50 PROJECTS

9



Reduces Swarovski Team travel costs by 65% (*)

(and entirely during smaller renovations/changes)



SWAROVSKI

Swarovski Miami
Details
Tasks
Conversations
Schedule
Files
Pictures
Live Site
FIND OUT WHO'S WORKING NEARBY
Dashboard
My Projects
Vendors
Messages

Project Managers reducing visits from 3 to 1

- 600 projects per year
- 1,800 trips per year
- $1,000 average cost per trip
- $1,800,000 current travel costs per year

$1.2MM

In minimum savings for Swarovski by 2021

Better Collaboration, Faster Completion

* Based on a company conducted survey of its client, Swarovski

10

COMPARISON TO OTHER APPLICATIONS

4URSPACE

	4	Procore	Microsoft Teams
INDUSTRY	TENANT SPACE IMPROVEMENT	Commercial Real Estate	General
CORE USE	Team Collaboration/Marketplace	Construction Project Management	Departments Communication
INDUSTRY	Full Team	Primarily General Contractors	Internal Teams
FILES	— Share Files and Pictures — Custom built folders	— Share Files and Pictures — General use folders	— Share files and pictures — General use folders
TASKS	— Custom tasks — Custom dates	— General task management	— General task management
COMMUNICATION	Single or group chats with any and all team members	Emails	Limited to internal teams
COMMUNITY	Marketplace of professionals, vendors and suppliers	None	None

11

4URSPACE

MARKETPLACE

	FREE	PREMIUM
	$0/month	$99.90/month
		Try FREE for One Month!
	SELECT	SELECT
	WHAT'S INCLUDED	WHAT'S INCLUDED
Showcase your projects	5	Unlimited
Support	Email	Email + Chat
Search Vendors and Professionals	Unlimited	Unlimited
Be Invited to build-outs	✓	✓
Higher Visibility on result page		✓
One time projects upload on your profile (Up to 50 projects)		✓
Dedicated blogs and newsletters campaigns		✓
Cancel anytime	✓	✓

COLLABORATION APP FOR TENANT BUILD-OUTS

	RECURRING	BUILD-OUT	BUILD-OUT +	ENTERPRISE
	Ongoing Changes & Renovations	Full Build Outs	Full Build Outs	50+ Build Outs
	$9.90/month per location	$49.90/month per build-out	$99.90/month per build-out	Contact Us
	Try FREE for One Month!			
	SELECT	SELECT	SELECT	CONTACT US
	WHAT'S INCLUDED	WHAT'S INCLUDED	WHAT'S INCLUDED	WHAT'S INCLUDED
Invite members	Unlimited	Unlimited	Unlimited	Unlimited
Storage space	100 Mb	200 Gb	1 T	As needed
Support	Email + Chat	Email + Chat	Email + Chat + Phone	Email + Chat + Phone
Reports			✓	✓
Dedicated Team/Tasks/ Projects setup (x teams and regions)				✓
Custom integration				✓
Voice/Video Calling	Chats only	2,000 minutes/month	4,000 minutes/month	As needed
Live Site (one time fee)		$200 per camera (+ $20/month streaming)	$200 per camera (Monthly streaming included)	$200 per camera (Monthly streaming included)
Cancel anytime	✓	✓	✓	✓
Data Archive (Only if archived)	$4.95/month	$4.95/month	✓	✓

12

4URSPACE

$500 BILLION SPENT EVERY YEAR ON TENANT BUILD-OUTS


1M TENANT BUILD-OUTS COMPLETED GLOBALLY EACH YEAR
2.5M VENDORS SERVE THESE BUILD-OUTS
10 MILLION PEOPLE AND FIRMS INVOLVED IN TENANT BUILD-OUTS

RETAIL STORE
OFFICE SPACE
RESTAURANTS
HOTELS
MULTIFAMILY

COVID-19

We provide the solution to manage teams and build-outs

CURRENT STATUS AND PROJECTIONS

4URSPACE

Current status	Beta Test Period		1% 18 months		5% 48 months	10% 84 months
INDUSTRY CUSTOMIZATION	RETAIL		+ RESTAURANTS • OFFICE SPACES			
TECHNOLOGY	Web • iOS • Android	• Enhance user experience	Multiple languages	• Customization for other industry sectors	+ software integrations • AI	
BUILD-OUTS	55	• Trial app to retail projects	10K	• Wider industry and geographic coverage	50K	100K
BUILD-OUTS REVENUES	FREE	• Converting free users to paid users • $600K projected commitments in place	$1.2M $120 per build-out		$10M $200 per build-out	$30M $300 per build-out
MARKETPLACE	6,600+ Users 50+ paying users 20,900+ Projects	• Wider use by Name Brands retailers to attract more participants	100K 2,500 paying users 300,000 Projects	• Larger geographic and market penetration	500K 15,000 paying users 1.5M Projects	1M 45,000 paying users 3M Projects
MARKETPLACE REVENUES	$60,000 $1,000 per user	• More use to lead to higher marketplace monetization	$1.6M $650 per user		$11M $750 per user	$38M $850 per user
TOTAL ANNUAL REVENUES	$60,000		$2.8M		$21M	$68M
MARKETPLACE PAID USER LIFETIME VALUE (*)	$5,000	(*) BASED ON CURRENT RENEWAL RATE, WE EXPECT MARKETPLACE PAID USERS TO STAY WITH 4URSPACE FOR 5 YEARS	$3,250		$3,750	$4,250

14

4URSPACE

Raising capital to fund the next 18 months of development, sales and marketing

10,000 Build-Outs
100,000 Marketplace Users

Commitments in place

1,165 Build-Outs
28,000 Users/Projects


4URSPACE
Details
Tasks
Conversations
Schedule
Files
Pictures
Live Site
FIND OUT WHO'S WORKING NEARBY
Dashboard
My Projects
Vendors
Messages

THIS SLIDE REFLECTS MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS BASED ON INFORMATION CURRENTLY AVAILABLE AND IS SUBJECT TO RISKS AND UNCERTAINTIES. THIS SLIDE IS MEANT FOR ILLUSTRATIVE PURPOSES AND DOES NOT REPRESENT GUARANTEES OF FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE, OR ACHIEVEMENTS.



Stefano Sanchini
Co-Founder & CEO

20+ years in Real Estate, Project Management and Construction. Worked as Director of Store Planning for MaxMara and Prada.



Matteo Sessa Vitali
SVP Marketing and Business Development

20+ years experience leading marketing strategy development, growth and digital sales for major luxury brands such as the Prada Group and the Kering Group.



Sherwin Krug
CFO

20+ years experience as CFO for high growth technology companies, from start-up through mid-market. Originally a Senior Manager with Ernst & Young.



Raj Bhandari
Senior Advisor

25+ years in Real Estate, Founder of a RE Development Company, a $630 Million Fund with Apollo and PropTech VC Investments at Hines.

16



Ori Klein
Co-Founder & CTO

25+ years experience as technology officer for various startups and corporations in the real estate industry like Ollie (Co-Living) and Buyside (RE Marketplace).



Sundeep Nerlakanti
Project Manager

15+ years of experience in technology space with extensive expertise in Enterprise IT.



Marcy Shinder
Senior Advisor

Award-winning global CMO with experience in driving brand & digital transformation and revenue growth across multiple industries. Former WeWork, American Express, Nielsen, USV

AURSPACE

4URSPACE

The 4URSPACE App is the perfect tool for our build-outs. Easy-to-use and tailored to our need. Our team has been using it successfully on many projects and the recent customizations have made it must-have for our need.

Adriana Isaac
Head of Construction USA and Canada
Swarovski

The Website really works! I was contacted by Hanro of Switzerland to bid on their latest Flagship in Los Angeles.

Louis Loria
Principal
Atmosphere Design Group, LLC.

4URSPACE is a fantastic application, filling a huge void for the retail build-outs space requirements. Our industry evolves in many different ways however one constant is our need to find reliable partners to support our projects.

Deverell Smith
Retail Real Estate & Development
Apple Inc

I love that 4URSPACE provides this fantastic community comprised of all the different players involved in our industry.

Adam Hirsch
President
Hirsch Construction Inc

Even with multiple project management softwares available, my team has been using the 4URSPACE App for our projects. It perfectly addresses the way we operate and communicate. We plan to use it at all our stores for COVID related modifications

Christopher Asencio
Director Store Planning
Loro Piana (LVMH)

4URSPACE is a laser accurate marketing tool within our industry. There is a familiarity with all members that you cannot find on any other platform.

Angelo Michilli
President
Michilli Construction Inc

17



Thank you

4URSPACE

EXHIBIT E
Video Transcript

Exhibit E – Video Transcripts

Collaboration App to organize tenant space build-outs
https://vimeo.com/356904157

Opens with project manager at desk with plans and laptop… spokesperson enters and speaks

"These… are the construction projects you're managing." *Pushes plans off table and sighs*
"They're a mess! You're busy juggling emails, spreadsheets, to-do lists, and reports… and none of your technologies communicate with one another. You're here, but your work… is…" *Map appears on screen* "everywhere. No, literally, it's everywhere." *Whispers to project manager* "You should pick that up."

* Project manager and spokesperson moves to elevator and leaves building*

"And even though you're mobile, your projects aren't. Until now. 4URSPACE introduces a project management and communications app that puts everything you need in the palm of your hand. Managing multiple projects and various teams is now as easy as walking from here, to here. *Pair appears in park*

"Assign tasks to your teams and manage their deadlines to make sure everyone is taking care of business, communicate with team-members and vendors alike, access your files, photos, and those pesky drawings all within a centralized location, accessible anywhere in the world… even this park! And connect with professionals working on projects nearby to continuously grow your community and build a network. Ah, look at ya, you're building smarter already. Don't you think it's time to build smarter… 4URSPACE. *Project manager walks away*

"Oh, hey, you've got my phone!" *Closes with 4URSPACE logo*

4URSPACE
https://vimeo.com/226178411

Opens with 4URSPACE logo
Stefano Sanchini (Founder & CEO, 4URSPACE):

Every minute your store is not open, you lose money. So when you're building a new store, you want to make sure that that process is extremely efficient. And the key is to always have access to the right information.

Who is the right architect, the right engineer, or the right general contractor that you want to work with in order for your project to be successful? That is not easy. Finding companies, finding vendors, in every project, all the time… it is frustrating and requires time, requires energy, that you want to use for something else. And this is why I founded 4URSPACE. Because with 4URSPACE, you can have access to the information in a matter of minutes."

Louis Loria (Principal, Atmosphere Design Group):
4URSPACE is basically like the Amazon for [the] construction industry. The biggest advantage has been just exposure, to everyone that's in the network. Now, I'm well known in the industry, but there's a lot of people, still, that I don't know, and this is a really good way to get an introduction.

Niccolo Valerio (President, Valerio Architects Inc):
It's definitely a successful way for us to market our services. It's great in the sense that it's targeted to an audience that's 100% our audience.

Luigi Caroggio (President, Amorino USA):
When 4RUSPACE was launched, what we did was we now had a one stop shop, where to find anything we would need to get the store from signed-the-lease to open-for-business.

Matteo Sessa Vitali (SVP e-Commerce, Prada USA):
I use it daily, to just get an update on what's going on in the industry: see what competitors are doing, where they're opening locations. So, apart from being a great tool for vendors and project managers and retailers, I think it's just a fantastic way to stay on top of what's going on in the retail universe.

Angelo Michilli (President, Michilli Inc):
Over the years, the press would talk about a staircase or we would hear about a beautiful floor. It used to be virtually impossible to find out who the suppliers were, who the players were, on a particular project. 4URSPACE has now brought all of that information to the forefront.

Luigi Caroggio:
We recently found a location in Fort Worth. As soon as we found the location, we had a list of architects and contractors, with the background and the right portfolio to execute the project in the way we need. And that would have not been possible without 4URSPACE.
Closes with 4URSPACE logo